UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Sherritt International Corporation*

(Name of applicant)

*See Table of Co-Applicants below.

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 4E3

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.25% Senior Second Lien Secured Notes due 2031	Approximately CDN$266 million aggregate principal amount

Approximate date of proposed transaction:

On the Effective Date under the Plan (as defined herein).

Name and address of agent for service:

CT Corporation System

28 Liberty Street Floor 42, New York, New York, 10005

(telephone: (212) 894-8940)

With copies to:

E.A. (Ward) Sellers

Senior Vice President, General Counsel and

Corporate Secretary

Sherritt International Corporation

Bay Adelaide Centre East Tower,

22 Adelaide St. West, Suite 4220,

Toronto, ON M5H 4E3

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) to the Application for Qualification of Indenture on Form T-3 (File No. 022-29121) of Sherritt International Corporation and the other co-applicants identified herein (collectively, the “Applicants”) originally filed with the Securities and Exchange Commission (“SEC”) on March 7, 2025 and amended by Amendment No. 1 filed with the SEC on April 2, 2025 (the “Application”), is being filed to (i) file Exhibits T3C, T3D.2 and T3F and (ii) amend and restate the Index to the Exhibits. All references to the “Plan” in the Application shall refer to the Final Plan. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

Table of Co-Applicants

672538 Alberta Ltd.

672539 Alberta Ltd.

1683740 Alberta Ltd.

Canada Northwest Oils (Europe) B.V.

Dynatec Technologies Ltd.

OG Finance Inc.

Power Finance Inc.

SBCT Logistics Ltd.

Sherritt International (Bahamas) Inc.

Sherritt International Oil and Gas Limited

Sherritt Power (Bahamas) Inc.

Sherritt Utilities Inc.

SI Finance Ltd.

SI Supply & Services Limited (formerly 672540 Alberta Ltd.)

SIC Marketing Services (UK) Limited

The Cobalt Refinery Holding Company Ltd.

INDEX TO EXHIBITS

Exhibit	Description
T3A.1(1)	Articles of Continuance of Sherritt International Corporation.
T3A.2(1)	Articles of Incorporation of 672538 Alberta Ltd., dated as of October 31, 1995.
T3A.3(1)	Articles of Incorporation of 672539 Alberta Ltd., dated as of October 31, 1995.
T3A.4(1)	Certificate of Amendment and Registration of Restated Articles of 1683740 Alberta Ltd., dated as of April 24, 2014.
T3A.5(1)	Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of November 15, 1974.
T3A.6(1)	Amendment of Articles of Association of Canada Northwest Oils (Europe) B.V., dated as of August 27, 2008.
T3A.7(1)	Articles of Incorporation of Dynatec Technologies Ltd., dated as of September 14, 2007.
T3A.8(1)	Articles of Incorporation of OG Finance Inc., dated as of October 18, 2012.
T3A.9(1)	Articles of Incorporation of Power Finance Inc., dated as of October 18, 2012.
T3A.10(1)	Certificate of Continuance of SBCT Logistics Ltd., dated as of August 23, 2019.
T3A.11(1)	Certificate of Amendment of SBCT Logistics Ltd., dated as of September 23, 2019.
T3A.12(1)	Memorandum of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.
T3A.13(1)	Articles of Association of Sherritt International (Bahamas) Inc., dated as of November 24, 1994.
T3A.14(1)	Articles of Continuance of Sherritt International Oil and Gas Limited, dated as of January 23, 1997.
T3A.15(1)	Articles of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.
T3A.16(1)	Memorandum of Association of Sherritt Power (Bahamas) Inc., dated as of November 1, 2006.
T3A.17(1)	Articles of Association of Sherritt Utilities Inc., dated as of December 15, 1997.
T3A.18(1)	Memorandum of Association of Sherritt Utilities Inc., dated as of December 15, 1997.
T3A.19(1)	Articles of Continuance of Sherritt Utilities Inc., dated as of November 14, 2016.
T3A.20(1)	Articles of Incorporation of SI Finance Ltd., dated as of May 29, 2007.
T3A.21(1)	Articles of Incorporation of SI Supply & Services Limited (formerly 672540 Alberta Ltd.), dated as of October 31, 1995.
T3A.22(3)	Certificate of Amendment of SI Supply & Services Limited (formerly 672540 Alberta Ltd.), dated as of June 12, 2020.
T3A.23(1)	Articles of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.
T3A.24(1)	Memorandum of Association of SIC Marketing Services (UK) Limited, dated as of June 25, 2013.
T3A.25(2)	Articles of Incorporation of The Cobalt Refinery Holding Company Ltd., dated as of October 31, 1995.
T3A.26(1)	Articles of Amendment of The Cobalt Refinery Holding Company Ltd., dated as of November 16, 1995.
T3B.1(1)	By-Laws of Sherritt International Corporation.

Exhibit	Description
T3B.2(1)	By-Laws of 672538 Alberta Ltd., dated as of November 6, 1995.
T3B.3(1)	By-Laws of 672539 Alberta Ltd., dated as of November 6, 1995.
T3B.4(1)	By-Laws of 1683740 Alberta Ltd., dated as of June 13, 2012.
T3B.5(1)	By-Laws of Dynatec Technologies Ltd., dated as of September 14, 2007.
T3B.6(1)	By-Laws of OG Finance Inc., dated as of October 18, 2012.
T3B.7(1)	By-Laws of Power Finance Inc., dated as of October 18, 2012.
T3B.8(1)	By-Laws of SBCT Logistics Ltd., dated as of August 23, 2019.
T3B.9(2)	By-Laws of Sherritt International Oil and Gas Limited, dated as of January 31, 1997.
T3B.10(4)	By-Laws of Sherritt Utilities Inc., dated as of November 14, 2016.
T3B.11(1)	By-Laws of SI Finance Ltd., dated as of May 29, 2007.
T3B.12(1)	By-Laws of SI Supply & Services Limited (formerly 672540 Alberta Ltd.), dated as of November 6, 1995.
T3B.13(2)	By-Laws of The Cobalt Refinery Holding Company Ltd., dated as of November 14, 1995.
T3C	Form of Indenture for the Amended Senior Secured Notes.
T3D.1(4)	Interim Court Order.
T3D.2	Final Court Order.
T3E.1(4)	Management Information Circular.
T3E.2(5)	Material Change Report, dated March 6, 2025.
T3E.3(5)	Material Change Report, dated March 21, 2025.
T3F	Cross reference sheet showing the location in the Amended Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C).
T3G(4)	Organizational Chart of Issuer and Affiliates.
25.1(5)	Statement of eligibility and qualification of the trustee on Form T-6.

(1) Filed as an exhibit to Form T-3 on March 10, 2020, and incorporated herein by reference.

(2) Filed as an exhibit to Form T-3/A on April 1, 2020, and incorporated herein by reference.

(3) Filed as an exhibit to Form T-3/A on June 30, 2020, and incorporated herein by reference.

(4) Previously filed with the Form T-3 on March 7, 2025.

(5) Previously filed with the Form T-3/A on April 2, 2025.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants, corporations organized and existing under the laws of the jurisdictions set forth in Item 1 herein, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Toronto, Ontario, on the 9th day of April, 2025.

SHERRITT INTERNATIONAL CORPORATION

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Senior Vice President, General Counsel and Corporate Secretary

672538 ALBERTA LTD.

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

672539 ALBERTA LTD.

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

1683740 ALBERTA LTD.

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

CANADA NORTHWEST OILS (EUROPE) B.V.

Attest:	/s/ Anabela Moreira	By:	/s/ Elvin Saruk
	Name: Anabela Moreira		Name: Elvin Saruk
	Title: Law Clerk		Title: Director

DYNATEC TECHNOLOGIES LTD.

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

OG FINANCE INC

Attest:	/s/ Anabela Moreira	By:	/s/ Yasmin Gabriel
	Name: Anabela Moreira		Name: Yasmin Gabriel
	Title: Law Clerk		Title: President

POWER FINANCE INC.

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

SBCT LOGISTICS LTD.

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

SHERRITT INTERNATIONAL (BAHAMAS) INC.

Attest:	/s/ Anabela Moreira	By:	/s/ Yasmin Gabriel
	Name: Anabela Moreira		Name: Yasmin Gabriel
	Title: Law Clerk		Title: President

SHERRITT INTERNATIONAL OIL AND GAS LIMITED

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

SHERRITT POWER (BAHAMAS) INC.

Attest:	/s/ Anabela Moreira	By:	/s/ Fitzroy Richardson
	Name: Anabela Moreira		Name: Fitzroy Richardson
	Title: Law Clerk		Title: Director

SHERRITT UTILITIES INC.

Attest:	/s/ Anabela Moreira	By:	/s/ Elvin Saruk
	Name: Anabela Moreira		Name: Elvin Saruk
	Title: Law Clerk		Title: SVP, Oil & Gas

SI FINANCE LTD.

Attest:	/s/ Anabela Moreira	By:	/s/ Yasmin Gabriel
	Name: Anabela Moreira		Name: Yasmin Gabriel
	Title: Law Clerk		Title: President and Chief Financial Officer

SI SUPPLY & SERVICES LIMITED

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary

SIC MARKETING SERVICES (UK) LIMITED

Attest:	/s/ Anabela Moreira	By:	/s/ Yasmin Gabriel
	Name: Anabela Moreira		Name: Yasmin Gabriel
	Title: Law Clerk		Title: Director

THE COBALT REFINERY HOLDING COMPANY LTD.

Attest:	/s/ Anabela Moreira	By:	/s/ E.A. (Ward) Sellers
	Name: Anabela Moreira		Name: E.A. (Ward) Sellers
	Title: Law Clerk		Title: Secretary